_____________________________________________________________________________________

                                                                   October 17, 2014

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549	VIA ELECTRONIC TRANSMISSION ONLY

Re:       Nuzee, Inc.

            Request for Withdrawal of Registration Statement on Form S-1

            File No. 333-196901

Ladies and Gentlemen:

On behalf of Nuzee, Inc., a Nevada corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-196901), as initially filed with the Securities and Exchange Commission (“Commission”) on June 19, 2014 (“Registration Statement”) be withdrawn effective immediately.  The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions.

The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy of the Order to the Company’s counsel, Karen Batcher, at Synergen Law Group, APC, via email at kbatcher@synergenlaw.com or U.S. mail to 819 Anchorage Place, Suite 28, Chula Vista, CA 91914.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.  The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Please direct any questions regarding this request to Karen Batcher at 619.475.7882.

Regards,

            /s/ Masateru Higashida

Masateru Higashida, President

Chief Executive Officer, Chief Financial

Officer, Director

NuZee, Inc. – 10815 Rancho Bernardo Rd, Ste. 250, San Diego, CA, 92127, (858) 385-9090